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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING


A.       Name of issuer or person filing ("Filer"):  THE TORONTO-DOMINION BANK
B.       This is (check one):

         [X]      An original filing for the Filer.

         [ ]      An amended filing for the Filer.

C.       Identify the filing in conjunction with which this form is being filed:

         Name of Registrant:                THE TORONTO-DOMINION BANK

         Form type:                         F-10

         File Number (if known):

         Filed by:                          THE TORONTO-DOMINION BANK

         Date Filed (if filed               DECEMBER 16, 2002
         concurrently, so indicate)         FILED CONCURRENTLY

D.       The Filer is incorporated or organized under the laws of

                                    CANADA

         and has its principal place of business at:

                                    TORONTO DOMINION BANK TOWER
                                    TORONTO-DOMINION CENTRE
                                    TORONTO, ONTARIO M5K 1A2, CANADA
                                    TELEPHONE NUMBER: (416) 982-8222

E. The Filer designates and appoints VICTOR HUEBNER (the "Agent"), located at:

                                    THE TORONTO-DOMINION BANK
                                    31 WEST 52ND STREET
                                    NEW YORK, NEW YORK 10019-6101
                                    TELEPHONE NUMBER: (212) 827-7540

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

                  (a) Any investigation or administrative proceeding conducted by the Commission; and

                  (b) Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of

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                  Columbia, where the investigation, proceeding or cause of
                  action arises out of or relates to or concerns any offering made or purported to be made in connection with securities registered or qualified by the Filer on Form F-10 on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Form F-10 relates has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.

                  The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, country of Canada, this 16th day of December, 2002.



Filer:  THE TORONTO-DOMINION BANK


By: /s/ Christopher A. Montague
   ----------------------------------------------------
       Name:  Christopher A. Montague
       Title:  Executive Vice President, General Counsel and Secretary

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                  This statement has been signed by the following person in the capacity indicated as of the 16th day of December, 2002.


                            VICTOR HUEBNER,
                            as Agent for Service of Process for
                            THE TORONTO-DOMINION BANK



                            By: /s/ Victor Huebner
                               -----------------------------------------
                               Name:  Victor Huebner
                               Title: Managing Director, Risk Management U.S.A.

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                            THE TORONTO-DOMINION BANK


                                   CERTIFICATE



I, Christopher A. Montague, Executive Vice President, General Counsel and Secretary of The Toronto-Dominion Bank, ("the Bank") do hereby certify that the following resolution of the Bank is a true copy of a resolution duly passed by the Board of Directors of the Bank at a meeting duly called and held on the 27th day of November, 2002 and that the said resolution has not been amended or rescinded and is still in full force and effect as of the date hereof.

RESOLVED THAT:

The Bank hereby appoints Victor Huebner or such other person as any officer of the Bank may deem fit, as its agent for the service of process upon the Bank in the United States in connection with the Registration Statement and any Amended Registration Statement, as and to the extent provided for in Form F-X to be filed with the SEC, and any proper officer of the Bank be and is hereby authorized to execute on behalf of the Bank and file with the SEC a consent to service of process and power of attorney on Form F-X appointing Victor Huebner or such other person, as such agent for service.


IN WITNESS WHEREOF I have hereunto subscribed my name and affixed the corporate seal of the Bank at the City of Toronto, in the Province of Ontario, this 16th day of December, 2002.



                               /s/ Christopher A. Montague
                              ---------------------------
                               Christopher A. Montague
                               Executive Vice President,
                               General Counsel and Secretary